Exhibit 4.11

FORM OF

FIRST AMENDMENT
To

NON-PLAN
NONQUALIFIED STOCK OPTION AGREEMENT

THIS FIRST AMENDMENT to that certain Nonqualified Stock Option Agreement dated January 27, 2011 (“Agreement”) by and between Torvec, Inc. (the “Company”) and ___________ (the “Participant”) is effective as of March 20, 2012.

WHEREAS, on January 27, 2011, the Company’s shareholders approved the grant to the Participant of options for 250,000 shares of the $.01 par value common stock of the Company at an exercise price of $.90 per common share exercisable for the first time in a series of tranches at the rate of 25% of such options on each of the four successive anniversary dates of such shareholder approval on a cumulative basis (“vested tranche”); and,

WHEREAS, under the Agreement, each vested tranche was forfeited unless such vested tranche were exercised within two and one-half months after the end of the calendar year in which such tranche became vested; and,

WHEREAS, on March 20, 2012, the closing price for the Company’s common stock on the over-the-counter market was $.90 per share; and,

WHEREAS, on March 20, 2012, the board of directors of the Company voted to materially modify the Agreement to remove the requirement that each such vested tranche be exercised within two and one-half calendar months after the end of the calendar year of vesting; and,

WHEREAS, the board of directors voted to extend the term of the Agreement to provide that such Agreement expires as of the close of business on the tenth anniversary date of shareholder approval.

NOW THEREFORE, the parties to the Agreement hereby agree to the following material modifications to the Agreement:

1.	Sections 1(b) and 4(b) of the Agreement and each of them is deleted in their entirety and Section 1(c) is renumbered as Section 1(b);

2.	Section 3 of the Agreement, “Option Term”, is deleted and replaced by the following:

“The term of the Option shall commence on the date of Grant and unless earlier terminated pursuant to Section 5 below, shall continue until 5:00 p.m., Rochester, New York time, on January 27, 2021 (“Option Term”).”

3.	The heading of Section 4 of the Agreement is amended by striking “and Exercise Period.”

4.

Sections 5(a) and (b) of the Agreement and each of them is amended to conform the language of such sections to the extension of the option term to the close of business on January 27, 2021 as amended, each of said subsections shall read as follows:

“(a) Upon a termination of the Participant’s service as a director of the Company for any reason (including resignation, removal, failure to be elected as a director of the Company at any Annual Meeting of Shareholders) other than death, then any unvested portion of the Option shall immediately terminate and be forfeited without consideration and the Vested Portion shall continue to be exercisable for a period not to exceed ninety (90) calendar days from the date of termination.

(b) Upon a termination of the Participant’s service as a director of the Company due to death, then any unvested portion of the Option shall immediately terminate and be forfeited without consideration and the Vested Portion shall continue to be exercisable in the hands of the Participant’s heirs and/or beneficiaries until the expiration of the Option Term.”

In all other respects, the provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Participant has executed this First Amendment, and the Company has caused the First Amendment to be executed in its name and on its behalf, all as of March 20, 2012.

Participant [Name of Participant] TORVEC, INC. Robert W. Fishback, Secretary